From Bill Clevenger, Duquesne Brewing Company <sales@duquesne.beer>
Subject [Preview] Thanks for raising a Duke with us

Hey Maverick,

Hello! My name is Bill Clevenger, and I am the guy leading the team at Duquesne Brewing Company.

Please allow me to first say, “THANK YOU” for raising your hand. The fact that you want to learn more about owning a piece of this brand means a lot to us, and I wanted to reach out personally before anything else hits your inbox.
Here is the short version of why my team and I are kicking off this campaign.

In 2024, my family and I acquired the Duquesne Brewing Company. I've been in the beer industry my whole career, and this brand has always meant something to me. Founded in 1899, once the #1 selling beer in Pennsylvania and one of the top ten breweries in America in its heyday. The Prince of Pilseners became a beer that generations of hardworking Americans enjoyed tipping back with family and friends.

Then in 1972, it was gone.

We brought it back, because brands like this don't deserve to die. And in April of 2025, we rolled out the iconic Duquesne Pilsener and Duquesne LT to shelves.
Now here's where you come in.

We could have raised money the traditional way. Venture capital. Private equity. A couple of rich guys writing big checks in exchange for board seats. That's how most beer companies get funded.
We chose not to do that.

Instead, we're opening up real ownership to the people who actually drink the beer, remember the brand, or just believe in what we're building. That means you can become an actual shareholder in Duquesne Brewing Company through our crowdfunding raise on Wefunder. Not a loyalty club. Not a pre-order. Real equity.

Why does that matter? Because the people who love this beer are the ones who should benefit when it grows. That's always been the Duquesne way. Built by workers, for workers. Over the next few days I'm going to send you a couple more notes walking you through what the raise looks like, what your money actually goes toward, and how to reserve your spot before the round closes. If you want to jump straight to the investor page right now, here's the link:

https://wefunder.com/duquesnebrewingcompany1/

If you've got questions, just hit reply. This email goes straight to my team, and I read everything that comes in.

Thanks again for being here. Let's bring this beer all the way back together.

Raise a Duke,
Bill Clevenger
Owner, Duquesne Brewing Company

P.S. If you grew up with Duquesne, or your dad or grandpa did, I'd love to hear the story. Hit reply and tell me.

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Any investment in Duquesne Brewing Company involves risk, including the possible loss of principal. Please review the full offering materials and Form C filed with the SEC on Wefunder before making any investment decision.